July 21, 2023

VIA EDGAR TRANSMISSION

Jaea Hahn, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655 (“Registrant”)

Dear Ms. Hahn:

On May 30, 2023, the Registrant, on behalf of its series, Newfound Risk Managed U.S. Growth Fund (to be renamed the “Return Stacked® Risk Managed U.S. Stocks & Bonds Fund”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 14, 2023, you provided comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

In connection with this response, we acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing: and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

General

Comment 1: Please explain supplementally why the use of the trademarked term “Return Stacked” would not be misleading to investors under the Rule 35d-1 of the Investment Company Act of 1940, as amended. The Staff notes that it is uncommon for a trademark to be part of a fund name.

Response: The Registrant respectfully asserts that “Return Stacked” is not misleading, rather is an accurate description that the Fund’s returns are the result of the return streams of two distinct strategies which are “stacked” on top of each other. For example, each dollar invested in the Fund could provide up to two dollars of investment exposure—i.e., each dollar could provide up to one dollar of exposure to the investments in the Fund’s risk managed U.S. equity strategy and up to

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Jaea Hahn, Esq.

July 21, 2023

one dollar of exposure to the investments in the Fund’s risk managed bond strategy. The returns of the bond strategy (net of financing costs) are stacked on top of the returns of the U.S. equity strategy.

Furthermore, the Registrant notes that the adviser seeks to align the Fund with the funds under its management that are each a series of Tidal Trust II, namely, Return Stacked Global Stocks & Bonds ETF and Return Stacked® Bonds & Managed Futures ETF, and the pending Return Stacked U.S. Stocks & Managed Futures ETF.

Prospectus

Fee Table and Expense Example

Comment 2: Please provide a completed Fee Table and Expense Example.

Response: The Registrant has amended its disclosures to state the following:

Shareholder Fees (fees paid directly from your investment)	Class I
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load)	None
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.79%
Distribution and Service (12b-1) Fees	None
Total Other Expenses	0.62%
Interest Expense	0.02%
~~Expense Recapture~~	~~[ ]%~~
Remaining Other Expenses	0.60%
Acquired Fund Fees and Expenses(1)	0.10%
Total Annual Fund Operating Expenses	1.51%
Fee Waiver and Expense Reimbursement (2)	(0.14)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.37%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Jaea Hahn, Esq.

July 21, 2023

(2)	The Fund’s adviser, Newfound Research LLC (“the Adviser”), has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until August 1, 2025, to the extent necessary to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (but does not include: (i) any front end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the Adviser))) will not exceed 1.25% of average daily net assets attributable to Class I shares. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the foregoing expense limits or within the expense limits in place at the time of recoupment, whichever is lower, after the recoupment is taken into account. This agreement may be terminated by the Board of Trustees only on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, August 1, 2025, and not thereafter.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
I	$139	$449	$796	$1,777

Comment 3: In footnote 1 to the Fee Table, the Staff notes that it is customary to see a disclosure that the recoupment is possible only if it possible to stay within the expense limitations after the recoupment is taken into account. Please consider whether such disclosure is appropriate.

Response: The Registrant refers to its response to Comment 2.

Principal Investment Strategies

Comment 4: Please clarify whether the Fund will need to reposition its portfolio to implement its proposed investment strategy. The Staff notes that the proposed Fund name indicates investments in stocks and bonds whereas the current name only indicates investment in growth securities.

Response: The Registrant confirms that the adviser does not anticipate any material repositioning of the Fund’s portfolio as a result of the change in the Fund’s name. The adviser contends that

Jaea Hahn, Esq.

July 21, 2023

the proposed changes to the Fund’s investment strategy are to align with the proposed name, but do not represent a material shift from the Fund’s current investment strategy.

Comment 5: Please disclose any material effects on shareholders as a result of the revised principal investment strategy. For example, will there be any changes to capital gains distributions as a result of the revised strategy?

Response: The Registrant refers to the response to Comment 4. The adviser does not anticipate any material effects on shareholders from the change in the Fund’s name and the proposed changes to the Fund’s investment strategy.

Comment 6: In the first paragraph under the heading “Principal Investment Strategies,” please define “ETF” and clarify whether the underlying ETFs will be passive or actively managed, affiliated or unaffiliated with the Advisor, and whether Fund will purchase shares in the secondary market or intends to purchase creation units directly from the ETFs. Please state whether the Fund invests a certain percentage of its assets in each category identified in this paragraph.

Response: The Registrant has amended its Item 4 disclosures to state the following:

Principal Investment Strategies: The Fund is primarily comprised of (i) equity securities of domestic companies of any market capitalization, domestic equity futures contracts and/or unaffiliated exchange traded funds (“ETFs” and ~~(~~sometimes referred to in this Prospectus as “Underlying Funds”) that are actively or passively managed that invest in those companies (“Equity ETFs”), (ii) ~~5- and 10-Year U.S. Treasury Note futures contracts, (iii)~~ put and call options on equity indices and Equity ETFs, (iii) 5- and 10-Year Treasury Note futures contracts and (iv) investment grade short-term fixed income securities (i.e., short-term U.S. Treasuries) and ETFs that invest in those fixed income securities (“Fixed Income ETFs”).

The Registrant has amended its Item 9 disclosures to state the following:

Principal Investment Strategies:

The Fund is primarily comprised of (i) equity securities of domestic companies of any market capitalization, domestic equity futures contracts and/or unaffiliated exchange traded funds (“ETFs”) that are actively or passively managed that invest in those companies (“Equity ETFs”), (ii) ~~5- and 10-Year U.S. Treasury Note futures contracts, (iii)~~ put and call options on equity indices and Equity ETFs, (iii) 5- and 10-Year U.S. Treasury Note futures contracts, and (iv) investment grade short-term fixed income securities (i.e, short-term U.S. Treasures) and ETFs that invest in

Jaea Hahn, Esq.

July 21, 2023

those fixed income securities (“Fixed Income ETFs”). ETFs are purchased on the secondary market.

Under normal circumstances, the Fund will have between 60-90% exposure to equity securities and Equity ETFs, 1-5% exposure to options on equity indices and Equity ETFs, 0-100% notional exposure to 5- and 10 Year U.S. Treasury Note futures contracts and up to 35% exposure to fixed income securities and Fixed Income ETFs. Notional exposure reflects the value of a trade, not the cost (or market value) of taking the trade.

Comment 7: In romanette (iii) in the same paragraph referenced in Comment 6, please confirm that for purposes of the 80% test, the Fund will use market value, rather than the notional exposure, of any options.

Response: The Registrant has given careful consideration to the Staff’s comment and respectfully disagrees that disclosure relating to the Fund’s 80% test should be included in the paragraph referred to in Comment 7. The Registrant believes that clarifying the Fund’s 80% test would be less confusing to shareholders if the disclosure followed the discussion of the 80% test. Therefore, the Registrant has amended its disclosures to state the following:

The Fund has the flexibility to invest in any combination of the securities described in the first paragraph above~~, which include domestic common stock, preferred stock, depositary receipts, equity swaps, options, equity index futures, and ETFs that invest in these types of securities~~. Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in (a) domestic equity securities, domestic equity futures contracts and ETFs that, in the aggregate, provide exposure to the U.S. equity markets, and (b) U.S. Treasuries and/or U.S. Treasury futures contracts that provide the Fund with indirect exposure to the performance of the U.S. treasury bond market. For purposes of complying with its “80%” policy, the Fund will use the market value of any put or call options in which it invests. Market value refers to the current price at which an option can be bought or sold on an exchange or through a broker. The Fund’s “80%” policy is non-fundamental and can be changed without shareholder approval. The Fund makes direct investments in U.S. Treasuries for capital preservation, capital appreciation and collateral for futures contracts.

Comment 8: The second paragraph under the heading “Principal Investment Strategies” suggests that the Fund’s strategy is a binary strategy, i.e., either all in equities or all in fixed income securities. Please confirm if that is true. If not, please explain how much of the portfolio will be allocated to equities, how much will be allocated to fixed-income securities, and how much will be allocated to U.S. Treasuries under both normal and stressed conditions. If it is a binary strategy,

Jaea Hahn, Esq.

July 21, 2023

please disclose whether the strategy will result in frequent portfolio turnover and add appropriate risk disclosure.

Response: The Registrant refers to its response to Comment 6. The Registrant notes that the Fund already includes “Turnover Risk” as a principal investment risk of the Fund.

Comment 9: In the third paragraph under the heading “Principal Investment Strategies,” is the proprietary model referred to the “return stacked” mentioned in the Fund’s name? If not, what is the relevance of “return stacked” in the name?

Response: The Registrant has amended its disclosures to state the following:

The Adviser utilizes rules-based, quantitative systems to measure market risk and select investments to buy and sell for the Fund. The Adviser adjusts the Fund’s equity market exposure based upon its proprietary models as necessary. These models may utilize factors including momentum and trend (e.g., price return), market structure (e.g., liquidity), volatility, cross-asset signals (e.g., correlation), seasonality, and fundamentals (e.g., earnings growth) to determine ~~In selecting securities for the Fund’s portfolio, the Adviser focuses on~~ whether the domestic equity market offers the potential for acceptable risk-adjusted returns (lower volatility and higher price momentum) that the Adviser deems in its judgment to likely produce positive returns to the Fund. If so, the Fund invests in domestic equities, ~~and/or~~ Equity ETFs, and/or equity futures.

If not, the Fund invests in investment grade short-term fixed income securities or Fixed Income ETFs. ~~The Adviser utilizes rules-based, quantitative systems to measure market risk and select securities to buy and sell for the Fund. The Adviser adjusts the Fund’s equity market exposure based upon its proprietary models as necessary. These models may utilize factors including, but not limited to, momentum and trend (e.g., price return), market structure (e.g., liquidity), volatility, cross-asset signals (e.g., correlation), seasonality, and fundamentals (e.g., earnings growth).~~ The Fund may invest in 5- and 10-Year U.S. Treasury Note futures contracts when the Adviser’s proprietary models indicate that such a position may offer a positive expected return or meaningful diversification benefits for the portfolio. These models may utilize factors including, but not limited to, value (e.g., real yield), trend (e.g., price return), carry (e.g., steepness of the yield curve), and correlation. The Fund is “Return Stacked”® because the returns of the risk managed fixed income strategy are stacked on top of the returns of the risk managed equity strategy.

Jaea Hahn, Esq.

July 21, 2023

Comment 10: In the same paragraph referenced in Comment 9, please explain the factors that models utilize. What is the basic analysis of the models? What do the proprietary models do? Please delete the phrase “including, but not limited to” and list the specific factors utilized by the models.

Response: The Registrant refers to its response to Comment 9.

Comment 11: In the same paragraph referenced in Comment 9, please explain to what extent the Fund will invest in 5- and 10-year Treasury Notes.

Response: The Registrant refers to its response to Comment 6.

Comment 12: In the fourth paragraph under the heading “Principal Investment Strategies,” please clarify what portion of the portfolio will be invested in options. Will the Fund make directional investments in options, or will the Fund’s options only be used for hedging purposes?

Response: The Registrant has amended its disclosures to state the following:

The Fund may buy (or sell) contracts that give the Fund the right to sell an underlying asset at a specific time, i.e., put options (or put spreads) on equity indices and Equity ETFs when the Adviser’s proprietary models indicate that such a position may offer a hedge against a sharp decline in domestic or foreign equity markets. The Fund may buy (or sell) contracts that give the Fund the right to buy an underlying asset at a specific time, i.e., call options (or call spreads) on equity indices and equity ETFs when the Adviser’s proprietary models indicate that the domestic markets may experience a sharp rally in domestic or foreign equity markets. Under normal circumstances, the Fund invests 1-5% of its portfolio in a combination of put and call options. These investments are for hedging purposes.

Comment 13: In the first sentence of the penultimate paragraph of the section under the heading “Principal Investment Strategies,” the clause beginning “which include . .. .” purports to be examples of “the securities described above” as used in the first half of the sentence. The Staff notes that the list of investments in the latter part of the sentence does not match the “securities described above.” Please reconcile these disclosures.

For example, the sentence refers to “depositary receipts.” The first paragraph refers to “domestic companies” and the fourth paragraph refers to “foreign equity markets.” Will the Fund invest only in foreign issuers whose securities are traded on U.S. exchanges via depositary receipts? “Equity swaps” are also mentioned for the first time in this paragraph.

Response: The Registrant refers to its response to Comment 7.

Jaea Hahn, Esq.

July 21, 2023

Comment 14: In the paragraph referenced in Comment 13, the 80% policy suggests the Fund’s exposure to U.S. treasury bonds will be indirect only. Please clarify whether the Fund will make direct investments in U.S. Treasuries as well. If the only short-term fixed income securities the Fund will invest in are short-term U.S. Treasuries, please so state. Please explain whether the Funds’ investment in these assets will be for capital preservation purposes or any other purpose.

Response: The Registrant refers to its response to Comment 7.

Comment 15: Please define “notional exposure” in plain English as used in the last paragraph of the section under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 6.

Comment 16: Please provide additional disclosure about the Fund’s use of derivatives, including the range of notional exposure of the derivatives portfolio for equities and treasuries and how that might change over time. If the investment exposure will be less than 200%, what is the expected range of notional exposure under normal and stressed conditions?

Response: The Registrant has amended its disclosures to state the following:

The Fund may use investment leverage as part of its principal investment strategy. The Fund typically expects to invest an amount approximately equal to its net assets directly in a portfolio of equity securities and/or ETFs while also maintaining ~~notional~~ exposure to 5- and 10-Year U.S. Treasury Notes through futures contracts as part of this leverage strategy. The Fund’s total investment exposure is typically less than 200% of the Fund’s NAV, with derivative exposure under normal circumstances approximately 75% of the Fund’s NAV. Derivative exposure may range from 35-90% in stressed conditions.

Principal Investment Risks

Comment 17: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Jaea Hahn, Esq.

July 21, 2023

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 18: Please clarify which risks relate to the Fund’s direct investments and which relate to the Fund’s operation as a fund of funds.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully disagrees that attempting to distinguish between the risks of direct investments from the risks of indirect investments will provide investors with any meaningful disclosure when all risks are risks of investing in the Fund. Nevertheless, the Registrant has amended its disclosures to state the following:

Principal Investment Risks: As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. The Fund is not intended to be a complete investment program. Many factors affect the Fund’s net asset value and performance. The following risks may apply to the Fund’s direct investments as well as the Fund’s indirect investments through ETFs.

Comment 19: The Fund’s risk disclosure of “Cash and Cash Equivalents Risk” suggests that the Fund intends to hold cash. Please clarify whether the Fund’s holding in cash will count towards its 80% test.

Response: The Registrant has deleted “Cash or Cash Equivalents Risk” from its principal investment risks.

Comment 20: Please tailor the disclosure of “Derivatives Risk” to the Fund’s actual strategy and the derivatives used.

Response: The Registrant has moved its disclosure of “Futures Risk,” “Options Risk” and “Swaps Risk” as sub-risks under its disclosure of “Derivatives Risk.”

Comment 21: Please consider separating “ETF Risk” into two risk disclosures. The first part of the risk disclosure seems to be “Fund of Funds Risk” whereas the remaining disclosure relates to the risk of investing in ETFs.

Response: The Registrant has amended its disclosure to state the following:

Jaea Hahn, Esq.

July 21, 2023

  ETF Risk: ~~ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs and also may be higher than other mutual funds that invest directly in securities.~~ ETFs are subject to specific risks, depending on the nature of the ETF. Investment in the Fund should be made with the understanding that the ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. The market value of ETF shares may differ from their NAV.
o	Not Individually Redeemable. ETF shares (“Shares”) are not redeemable by retail investors and may be redeemed only by Authorized Participants at NAV and only in Creation Units. An Authorized Participant may incur brokerage costs purchasing enough Shares to constitute a Creation Unit.
o	Trading Issues. Trading in Shares on an exchange may be halted due to market conditions or for reasons that, in the view of the exchange, make trading in Shares inadvisable, such as extraordinary market volatility.
  Fund of Funds Risk: ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs and also may be higher than other mutual funds that invest directly in securities.

Comment 22: Please discuss the operational risk of investing in ETFs in the disclosure of “ETF Risk.”

Response: The Registrant refers to its response to Comment 21.

Comment 23: If “Foreign Investment Risk” is a principal investment risk, please discuss the Fund’s geographic focus. If there is no geographic focus, in what regions or countries will the Fund have material exposure?

Response: The Registrant has deleted “Foreign Investment Risk” from its principal investment risks.

Comment 24: Please disclose in “Futures Risk” that futures contracts may not provide an effective hedge and confirm that futures contracts will only be used as a hedging instrument.

Jaea Hahn, Esq.

July 21, 2023

Response: The Registrant has confirmed with the adviser that futures contracts are not being used as hedging instruments. The Registrant has therefore amended its disclosures to state the following:

Futures Risk: ~~Futures contract positions may not provide an effective hedge because changes in futures contract prices may not track those of the securities they are intended to hedge.~~ Futures create leverage, which can magnify the Fund’s share price and which can have significant impact on the Fund’s performance. Futures are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).

Comment 25: Please confirm that “Swaps Risk” is a principal investment risk of the Fund. If so, please add corresponding disclosure in the Fund’s principal investment strategies.

Response: The Registrant has deleted “Swaps Risk” from its principal investment risks.

Purchase and Sale of Fund Shares

Comment 26: Please confirm that all investors will be treated similarly for purposes of waiving the investment minimum. Please confirm that there is no ability for the Fund to waive redemption fees.

Response: The Registrant confirms that for purposes of waiving investment minimums, all investors will be treated similarly. The Registrant further confirms that the Fund may not waive redemption fees.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser